Exhibit 99.1

news release

Encana to sell its Jonah field operations in Wyoming to an affiliate of TPG Capital for $1.8 billion

Calgary, Alberta (March 31, 2014) TSX, NYSE: ECA

Encana Corporation (Encana) (TSX, NYSE: ECA) announced today that its wholly-owned subsidiary, Encana Oil & Gas (USA) Inc., has reached an agreement with an affiliate of TPG Capital (TPG) to sell certain natural gas properties in the Jonah field located in Sublette County, Wyoming, for a purchase price of approximately US$1.8 billion.

“This transaction is consistent with our strategy,” says Doug Suttles, Encana President & CEO. “With the divestment of Jonah, we are unlocking value from a mature, high-quality asset and allowing our teams to focus on our five core growth areas and continue with execution of our new strategy.”

Encana’s Jonah field comprises a total productive area of about 24,000 acres and over 1,500 active wells. Estimated year-end 2013 proved reserves for Jonah totaled approximately 1,493 billion cubic feet equivalent (Bcfe). The transaction also includes over 100,000 undeveloped acres adjacent to Jonah known as the Normally Pressured Lance (NPL) area.

“The Jonah field is a world-class, low-risk resource with long reserve life and future drilling opportunities that will be a strong platform to continue to grow a portfolio of cash flow-producing assets,” says Tom Hart, CEO of the new oil and gas platform formed by TPG to pursue this investment.

The buyer expects to retain the employees currently working in connection with the Jonah field and plans to continue investment in the field and adjacent acreage, which will assist in supporting local employment in the area.

“We look forward to working with the talented Encana team that has made Jonah a successful operation for many years,” says Craig Manaugh, President and COO of the new TPG oil and gas platform. “We are also pleased to announce that we will be maintaining the Jonah field office near Pinedale, Wyoming and opening a Denver office as a result of the transaction.”

This sale of Encana’s Jonah assets is subject to satisfaction of normal closing conditions, as well as regulatory approvals, and is expected to close in the second quarter of 2014 with an effective date of December 1, 2013. Evercore and Davis Graham & Stubbs LLP advised Encana on this transaction. Vinson & Elkins LLP advised TPG on the transaction.

Encana’s Corporate Guidance will be updated when the company reports its 2014 first-quarter results.

Encana Corporation

Encana Corporation (“Encana”) is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

TPG

TPG is a leading global private investment firm founded in 1992 with over $59 billion of assets under management and offices in San Francisco, Houston, Fort Worth, Austin, Beijing, Chongqing, Hong Kong, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, Paris, São Paulo, Shanghai, Singapore and Tokyo. TPG has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, growth investments, joint ventures and restructurings. TPG’s new oil and gas platform will be led by a board that includes Dan Allen Hughes, Jr., President and CEO of the Dan A. Hughes Company and TPG partners Michael MacDougall and Christopher Ortega, in addition to Mssrs. Hart and Manaugh. For more information, visit www.tpg.com.

ADVISORY REGARDING OIL AND GAS INFORMATION – Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves

Encana Corporation	1

which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

The estimates of various classes of reserves in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and appreciate the differing probabilities of recovery associated with each class.

Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the company’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; expected long reserve life and anticipated drilling opportunities; the expected proceeds of the sale of the Jonah properties; the expected closing date of the transaction and the expectation that closing conditions will be satisfied and regulatory approvals will be obtained; and estimated reserves for Jonah.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities.

Risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect

Encana Corporation	2

the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio. Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.6 Bcf/d and 2.8 Bcf/d of natural gas and 70,000 bbls/d to 75,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per MMBtu and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.95 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Brian Dutton	Doug Hock
Investor Relations	Media Relations
(403) 645-2285	(720) 876-5096

Patti Posadowski	Doug McIntyre
Investor Relations	Media Relations
(403) 645-2252	(403) 645-6553

TPG contacts:

Owen Blicksilver Public Relations, Inc.

Kristin Celauro: 732-264-1131 or Kristin@blicksilverpr.com

Lisa Baker: 914-725-5949 or lisa@blicksilverpr.com

SOURCE: Encana Corporation

Encana Corporation	3